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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19351

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
N.D. Meyer & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 1830 One Penn Center 1617 John F. Kennedy Blvd.
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen M. McCusker (215) 568-1786
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

RECEIVED AUG 24 2004 PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, Colleen M. McCusker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.D. Meyer & Co., Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Colleen McCusker
Signature

Vice President
Title

Mary Alice Benonis
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Minimum Assessment in Effect

© 2001 ProFormWare/NCS 800-800-3204

N.D. MEYER & CO., INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

June 30, 2004

TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

N.D. Meyer & Co., Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of N.D. Meyer & Co., Inc. as of June 30, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.D. Meyer & Co., Inc. at June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
July 29, 2004

N.D. MEYER & CO., INC.
Statement of Financial Condition
June 30, 2004

ASSETS		
Cash	$	34,002
Securities owned:		
State and municipal obligations owned, at market value (Note 2)		2,251,861
Deposit with clearing broker (Note 6)		35,000
Interest receivable		19,718
Prepaid expenses		9,841
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization of $13,226 (Note 2)		5,639
Other		300
Total assets	$	2,356,361
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to clearing broker (Note 6)	$	1,977,570
Accounts payable and accrued expenses		25,849
Total liabilities		2,003,419
Commitments and contingent liabilities		
Stockholder's Equity:		
Class A Voting common stock, no par value, authorized - 10,000 shares, issued and outstanding - 100 shares		2,500
Class B Nonvoting common stock, no par value, authorized - 25,000 shares, none issued and outstanding		-
Additional paid-in capital		44,356
Retained earnings		306,086
Total stockholder's equity		352,942
Total liabilities and stockholder's equity	$	2,356,361

The accompanying notes are an integral part of these financial statements.

N.D. MEYER & CO., INC.
Statement of Income
For the Year ended June 30, 2004

REVENUE		
Net gain on firm securities trading	$	193,233
Interest		64,003
Underwriting		5,252
Miscellaneous		7,454
Total revenue		269,942
EXPENSES		
Salaries and other employment costs		294,080
Interest		8,565
Clearing charges		20,714
Occupancy costs and equipment rental		56,678
Telephone		14,004
Quotation fees		43,312
Regulatory fees and expenses		5,107
Travel and entertainment		32,425
Professional fees		15,262
Depreciation		1,102
Other		39,208
Total expenses		530,457
Income before income taxes		(260,515)
Provision for income taxes		-
Net income (loss)	$	(260,515)

The accompanying notes are an integral part of these financial statements.

N.D. MEYER & CO., INC.
Statement of Changes in Stockholder's Equity
For the Year ended June 30, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at July 1, 2003	100	$ 2,500	$ 44,356	$ 566,601	$ 613,457
Net loss	-	-	-	(260,515)	(260,515)
Balance at June 30, 2004	100	$ 2,500	$ 44,356	$ 306,086	$ 352,942

The accompanying notes are an integral part of these financial statements.

N.D. MEYER & CO., INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended June 30, 2004

Subordinated borrowings at July 1, 2003	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at June 30, 2004	$	-

The accompanying notes are an integral part of these financial statements.

N.D. MEYER & CO., INC.
Statement of Cash Flows
For the Year Ended June 30, 2004

Cash flows from operating activities:		
Net income (loss)	$	(260,515)
Adjustments to reconcile net loss to net cash expended in operating activities:		
Depreciation		1,102
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Securities owned		(763,762)
Interest receivable		4,251
Prepaid expenses		(3,214)
Increase (decrease) in liabilities:		
Payable to clearing broker		1,014,070
Accounts payable and accrued expenses		3,501
Net cash expended in operating activities		(4,567)
Net decrease in cash		(4,567)
Cash at beginning of year		38,569
Cash at end of year	$	34,002
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	8,565
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

N.D. MEYER & CO., INC.
Notes to Financial Statements
June 30, 2004

1. ORGANIZATION

N.D. Meyer & Co., Inc. (the "Company") is a securities broker dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"), principally engaging in Pennsylvania municipal obligations. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation - Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Income Taxes - The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 3). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Fair Value of Securities - The market value of securities owned, consisting of state and municipal obligations, is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of deferred taxes that may be recognized for operating losses that are available to offset future taxable income. At June 30, 2004, the Company had a deferred tax asset of approximately $162,000 composed entirely of net operating losses. The deferred tax asset was reduced by a full valuation allowance at June 30, 2004 , due to the uncertainty of future profits.

3. INCOME TAXES (Continued)

Due to certain Pennsylvania municipal bond profits being exempt from tax the Company's income tax provision does not include a provision for Pennsylvania corporate income tax.

The Company has approximately $404,000 of net operating losses (NOLS), as of June 30, 2004, available to reduce future federal taxable income. These NOLS will expire as follows:

Expiration		Amount
2020	$	6,000
2022		93,000
2023		305,000
	$	404,000

Income tax expense for the year ended June 30, 2004, was $0.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3. All customer transactions are cleared through FISERV Securities Inc. ("FISERV") on a fully disclosed basis.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which prohibits a broker-dealer from withdrawing corporation capital except upon six months' notice and from engaging in any securities transaction at a time when its "Aggregate Indebtedness" exceeds fifteen times its "Net Capital" as those terms are defined by this Rule. As a result of this Rule, Company capital may be withdrawn only to the extent that net capital is in excess of required net capital, which in any event, may not be less than $100,000.

At June 30, 2004, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $25,849 and $208,972 respectively, and its net capital ratio was .12 to 1.0. "Net Capital" exceeded minimum capital requirements by $108,972 at that date.

6. DEPOSIT WITH AND PAYABLE TO CLEARING BROKER

The Company has a clearing agreement with FISERV (See Note 4). Under the agreement the Company maintains a clearing deposit of $35,000. The Company carries its municipal inventory with FISERV and can borrow from FISERV up to 85% of its eligible municipal inventory in order

6. DEPOSIT WITH AND PAYABLE TO CLEARING BROKER (Continued)

to finance such inventory. The Company pays interest on any outstanding balance due FISERV at brokers call rate plus ½% (3.25%) at June 30, 2004. Interest expense was $8,565 for the year ended June 30, 2004.

7. CONCENTRATIONS OF CREDIT RISK

The Company, in the normal course of its investment and proprietary trading activities, underwrites, purchases, sells and makes markets in high-yield securities. For the purposes of this discussion, high-yield securities have been defined as debt securities, which are non-rated or those rated by Standard and Poors as BB+ or lower. These activities could expose the Company to a higher degree of credit risk than that associated with investing, underwriting and trading in investment grade instruments. As of June 30, 2004, the Company did not own any high-yield securities, as defined.

8. PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan covering substantially all employees. The Company made no contributions under this plan for the year ended June 30, 2004.

9. LEASE COMMITMENTS AND CONTINGENCIES

The Company maintains a lease for its office space and other rental commitments, which expire at various dates through August 2007. The future minimum lease payments required for the years ended June 30 are as follows:

2005	$	41,734
2006		40,972
2007		12,144
2008		409
Total	$	95,259

Rent expense for all leases was $56,678 for the year ended June 30, 2004.

In the normal course of business, the Company enters into when-issued and underwriting commitments. The transactions relating to such commitments that were open at June 30, 2004, had no material effect on the financial condition of the Company.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN No. 46, *Consolidation of Variable Interest Entities*. The FASB subsequently revised and issued Financial Interpretation ("FIN") No. 46 (Revised) in December 2003. FIN No. 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. Before FIN No. 46, VIEs were commonly referred to as special purpose entities. As the Company does not have any interests in VIEs, the adoption of this statement did not have an effect on its financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB No. 133 *Accounting for Derivative Instruments and Hedging Activities.* This Statement is effective for derivative contracts and hedging instruments entered into after June 30, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and must be applied to all financial instruments for the first fiscal period beginning after December 15, 2003. The adoption of this statement is not anticipated to have an effect on the Company's financial statements.

Schedule I

N.D. MEYER & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	352,942
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		352,942
Deductions and/or charges:		
Non-allowable assets:		
Fixed assets		5,639
Prepaid expenses and other assets		10,141
Total non-allowable assets		15,780
Net Capital before haircuts on securities positions		337,162
Trading and investment securities:		
State and municipal obligations		128,190
Net Capital	$	208,972

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	25,849
Total aggregate indebtedness	$	25,849
Percentage of aggregate indebtedness to Net Capital		12%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Schedule I (Continued)

N.D. MEYER & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $25,849)	$	1,723
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	108,972
Excess Net Capital at 1000%	$	206,387

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part II A filing and the Annual Audit Report.

Schedule II

N.D. MEYER & CO., INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
June 30, 2004

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
N.D. Meyer & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of N.D. Meyer & Co., Inc. (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
July 29, 2004